FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 2004	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

This report on Form 6-K shall be deemed to be incorporated by reference into Coca-Cola FEMSA, S.A. de C.V.'s Registration Statement on Form F-3 (Registration No. 333-117168) filed with the Securities and Exchange Commission (the "Commission") on July 6, 2004 and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Stock Listing Information	2004
Mexican Stock Exchange	SECOND QUARTER RESULTS
Ticker: KOFL
		Second quarter		Second quarter

NYSE (ADR)		2004	2003(1)	2004	2003

Ticker: KOF	Total Revenues	11,074	9,462	% of Tot. Rev.

	Gross Profit	5,425	4,691	49.0%	49.6%

	Operating Income	1,749	1,837	15.8%	19.4%

Ratio of KOF L to KOF = 10:1	Majority net income (2)	1,724	397	15.6%	4.2%

	Non-cash items	582	490	5.3%	5.2%

	Total Debt(3)	26,692	29,566

	Quarterly Earnings per Share	0.93	0.31

	Average Shares Outstanding	1,846.0	1,292.9

	Expressed in million of Mexican pesos with purchasing power as of June 30, 2004, except for per share amount.
	(1) Includes three months of KOF’s original territories and two months from our new territories acquired from Panamco.
	(2) Including extraordinary income in the amount of Ps.1,175 million.
	(3) 2003 figures as of December 31, 2003.

	Total revenues reached Ps.11,074.0 million.
For Further Information: Investor Relations Alfredo Fernandez afernandeze@kof.com.mx (5255) 5081-5120 / 5121 Julieta Naranjo jnaranjo@kof.com.mx (5255) 5081-5148 Website: www.cocacola-femsa.com.mx	Operating income totaled Ps.1,748.5 million, an operating margin of 15.8%.
	Consolidated net income before extraordinary items was Ps.549.0 million, resulting in earnings per share of Ps.0.297.
	Total debt at the end of the quarter was U.S.$2,318.6 million.

Mexico City (July 28, 2004), Coca-Cola FEMSA, S.A. de C.V. (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world, announces results for the second quarter and first half of 2004.

“We have been operating in our new market territories for just over a year. During this period, we have focused on strengthening our execution in the marketplace and across the value chain. We have successfully identified and implemented better operating practices which have helped us to achieve higher levels of efficiency in both manufacturing and distribution. Despite the more challenging competitive environment in Mexico, our revenue management and packaging strategies are strengthening our brand portfolio. We are on the right track to create continuing shareholder value,” said Carlos Salazar, Chief Executive Officer of the Company.

Consolidated results and Balance sheet

CONSOLIDATED RESULTS

Our consolidated revenues reached Ps.11,074.0 million for the second quarter of 2004. Our average price per unit case was Ps.24.26 (U.S.$2.11)1 and our consolidated operating income reached Ps.1,748.5 million, resulting in an operating margin of 15.8%.

During the second quarter of 2004, our integral cost of financing totaled Ps.813.6 million. This mainly reflected greater accrued interest expenses related to the additional indebtedness incurred and assumed in connection with the Panamco acquisition and to the devaluation of the Mexican peso year over year against the U.S. dollar, applied to our U.S. dollar denominated debt.

During the second quarter of 2004, income tax, tax on assets, and employee profit sharing, as a percentage of income before taxes, was 36.3%. The effective tax rate includes non-recurring deductions of tax loss carryforwards from our Latincentro division.

Our consolidated majority net income, before extraordinary items was Ps.549.0 million for the second quarter of 2004, resulting in earnings per share (“EPS”) of Ps.0.297 (U.S.$0.258 per ADS) computed on the basis of 1,846 million shares outstanding (each ADS represents 10 local shares). Including net extraordinary items of Ps.1,175.0 million, mainly as a result of a tax reimbursement net of interests and adjustments generated by a different tax deduction criteria on coolers in Mexico in the amount of Ps.83.5 million2, our majority net income was Ps.1,714.8 million, resulting in EPS of Ps.0.929 (U.S.$0.807 per ADS).

BALANCE SHEET

As of June 30, 2004, Coca-Cola FEMSA had a cash balance of Ps.2,389 million (U.S.$207.5 million), total short-term debt of Ps.1,794 million (U.S.$155.8 million), and long-term debt of Ps.24,898 million (U.S.$2,162.7 million).

During the second quarter of 2004, we reduced the Company’s total debt by U.S.$148.7 million. We achieved this reduction mainly by using cash balances and cash flow generation in the amount of U.S.$111 million and the balance was driven by a favorable impact of the devaluation of the Mexican peso against the U.S. dollar applied to our Mexican peso denominated debt. During the second quarter of 2004, we refinanced U.S.$458.1 million of the Company’s debt maturing from 2005 to 2008. To achieve this, we took bank loans in the amount of U.S.$115 million and Ps.3,000 million with five to seven-year maturities.

The following charts set forth the Company’s debt profile by currency and interest-rate type and the debt amortization schedule as of June 30, 2004:

Currency	% Total Debt	% Interest Rate Floating	Average Rate(3)

U.S. dollars	37%	26%	6.66%
Mexican pesos	61%	32%	8.61%
Colombian pesos	2%	100%	10.30%

(3)	Annualized average interest rate per currency for the second quarter of 2004.

__________________
1 Assumes a foreign exchange rate of Ps.11.5123 per U.S. dollar
2 In April 2004, the Suprema Corte de Justicia (the Mexican Supreme Court) published specific rules related to the tax treatment of certain assets in the beverage industry in Mexico. According to these rules, all equipment that goes to market, including beverage coolers, should be accounted for as fixed assets with a useful life. In the past we have accounted for this equipment as an expense during the year it was acquired. We decided to make a provision for the estimated impact of these new tax rules.

		Debt Amortization Schedule amounts in millions (local currency)(1)

	U.S. dollars	Mexican pesos	Colombian pesos

2004	$153.4
2005	7.3	Ps. 2,750.0	Col. 65,750
2006	214.0	1,298.8	45,000
2007	14.0	2,000.0	34,250
2008	6.8	3,750.0
2009 and thereafter	455.0	6,150.0

(1)	Debt amortization valued at face value as of June 30, 2004.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos or U.S. dollars as of June 30, 2004

	Jan - June 2004
	Ps.	USD(1)

Net Income	1,426	124
Non cash charges to net income	908	79

	2,334	203

Change in Working capital	(496)	(43)

NRGOA(2) before extraordinary items	1,838	160

Extraordinary items	1,175	102

NRGOA(2)	3,013	262

Capital expenditures	(696)	(60)
Dividend payments	(521)	(45)
Financial Transactions	(2,817)	(245)
Others	536	47

Decrease in cash and cash equivalents	(485)	(42)

Cash and cash equivalents at begining of period	2,874	250
Cash and cash equivalents at end of period	2,389	207

(1)	Expressed in US$ millions assuming a foreign exchange rate of Ps.11.5123 per US Dollar
(2)	Net Resources Generated by Operating Activities

OPERATING RESULTS BY TERRITORY

During the second quarter of 2003, we began consolidating the results of our new territories in accordance with Mexican GAAP. Corporación Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. (“Panamco”), had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically prepared and will continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco’s results have not been included in our financial statements for periods prior to May 2003.

Financial information for the second quarter of 2004 includes three-month results for all of our territories. Coca-Cola FEMSA’s quarterly financial information will not be comparable with previous quarters until the third quarter of 2004 and, on an annual basis, until the end of 2005.

As we mentioned in our 4Q 2003 press release, several accounting adjustments were booked during that quarter impacting full year results of 2003. These adjustments were related to ( i)an excise tax reimbursement in Mexico,( ii) an increase in the useful life of the coolers in our original territories in Mexico from 3 to 5 years, and ( iii) the change in accounting policies related to the treatment of bottles and cases in the countries comprising our Latincentro division.

For volume comparison purposes, we have included the sales volume figures recorded by Panamco for 2003 through the end of April 2003.

SECOND QUARTER 2004 SUMMARY:

	Volume (MUC)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	257.0	56.6%	Ps. 1,368.2	78.2%	20.4%
Central America	26.8	5.9%	84.5	4.8%	9.8%
Colombia	40.0	8.8%	87.1	5.0%	9.9%
Venezuela	40.6	8.9%	78.7	4.5%	7.1%
Brazil	58.7	12.9%	58.9	3.4%	6.0%
Argentina	31.4	6.9%	71.3	4.1%	13.2%
Total	454.5	100.0%	Ps.1,748.5	100.0%	15.8%

FIRST HALF 2004 SUMMARY:

	Volume (MUC)	% Total	Operating Income (million)	% Total	% Operating Margin

Mexico	485.2	54.1%	Ps.2,550.8	76.6%	19.9%
Central America	53.3	6.0%	192.4	5.8%	11.1%
Colombia	81.5	9.1%	124.4	3.7%	7.1%
Venezuela	81.5	9.1%	149.2	4.5%	6.9%
Brazil	125.2	14.0%	136.3	4.1%	6.7%
Argentina	68.5	7.7%	178.0	5.3%	15.1%
Total	895.2	100.0%	Ps.3,331.1	100.0%	15.4%

MEXICAN OPERATING RESULTS

Revenues

Revenues in our Mexican territories reached Ps.6,709.8 million for the second quarter of 2004. Our average price per unit case was Ps.25.98 (U.S.$2.26). Excluding Ciel water volumes in 5.0, 19.0, and 20.0-liter packaging presentations, our average price per unit case was Ps.29.85 (U.S.$2.59). A shift in our packaging mix from single to multi-serving presentations was the main driver of the pricing decline during the quarter.

During the quarter, we experienced the combined effect of lower temperatures and higher precipitation levels in the valley of Mexico, mainly during the month of May. As a result, our carbonated soft drink (“CSD”) volumes decreased 1.7% compared with the same period of 2003. Our total sales volume was 257.0 million unit cases (“MUC”), a 6.0% decline compared with the second quarter of 2003, mainly driven by lower jug bottled water volumes.

We launched Lift Golden Apple, Nestea Light and Fanta Naranja with Chamoy, both line extensions of our existing portfolio, as part of our strategy to continually provide new tastes and choices to our customers.

Income from Operations

Our gross profit totaled Ps.3,554.4 million, a margin of 53.0% of total revenues for the second quarter of 2004. During the quarter, we experienced higher sweetener and polyethylene terephtalate (“PET”) prices compared with the first quarter of 2004, combined with the impact of the depreciation of the Mexican peso against the U.S. dollar on our U.S. dollar-denominated packaging materials.

Our operating profit totaled Ps.1,368.2 million, resulting in a 20.4% of operating income margin. Higher fixed-cost absorption driven by volume growth due to the seasonality of the business, more than offset higher seasonal marketing expenses in the quarter.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Our Central American territories’ total revenues reached Ps.866.3 million for the second quarter of 2004. Our average price per unit case was Ps.32.26 (U.S.$2.80), driven by price increases implemented during the first quarter of 2004 in Costa Rica and Guatemala. In the second quarter of 2004, total sales volume in our Central American territories increased 1.1% to 26.8 MUC compared with the same period of 2003, mainly driven by volume growth in Guatemala. Sales volume of Coca-Cola and Coca-Cola Light represented 60% of our growth in the region.

In the second quarter of 2004, we launched Taí, a multi-flavor value protection brand, in a 2.0-liter PET non-returnable presentation in Costa Rica to provide a more affordable alternative to our consumers.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.431.5 million, resulting in a 49.8% gross margin. During this period, the Company experienced increased raw material prices compared with the first quarter of 2004. Our operating income totaled Ps.84.5 million, resulting in a 9.8% operating income margin. During the quarter, the Company experienced higher administrative expenses due to salary adjustments that were partially offset by lower marketing expenses.

COLOMBIAN OPERATING RESULTS

Revenues

In Colombia, our total revenues reached Ps.881.8 million for the second quarter of 2004. Our average price per unit case was Ps.22.54 (U.S.$1.92) and was higher than the first quarter of 2004, as a result of a 14% weighted average price increase implemented in May 2004. CSD sales volume remained almost flat compared with the second quarter of 2003; 4.4% volume growth in the cola category more than offset a decline in flavored CSDs. Our implementation of revenue-management strategies aimed at increasing the profitability of the water business caused our bottled water sales volume to decline by 17%.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.405.6 million, resulting in a 46.0% gross margin. Our operating income was Ps.87.1 million, resulting in a 9.9% operating income margin. During the quarter, the Company experienced lower marketing expenses driven by a coordinated strategy with The Coca-Cola Company.

VENEZUELAN OPERATING RESULTS

Revenues

In Venezuela, our total revenues reached Ps.1,105.3 million for the second quarter of 2004, and our average price per unit case in Venezuela reached Ps.27.22 (U.S.$2.36) as a result of an approximate 14.0% weighted-average price increase implemented at the end of March of this year. Despite this price increase, our volume increased 7.4% compared with the second quarter of 2003, mainly driven by an 18% increase in flavored CSD sales, which represented more than 70% of our volume growth. In the second quarter of 2004, we launched a 3.1-liter packaging presentation for brand Grapette, our Venezuelan multi-flavor value protection brand, to provide a more affordable alternative to our consumers.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.466.5 million, resulting in a 42.2% gross margin. During the quarter, we continued to experience raw material price increases due to the devaluation of the Venezuelan Bolivar versus the U.S. dollar. Additionally, selling and administrative expenses were impacted by a salary increase in line with inflation that was implemented during the quarter. These cost pressures were offset by higher revenues resulting from the higher average price per unit case. Our operating income was Ps.78.7 million, resulting in a 7.1% operating income margin.

BRAZILIAN OPERATING RESULTS

Revenues

In Brazil, our total revenues reached Ps.980.2 million for the second quarter of 2004. Our average price per unit case was Ps.16.62 (U.S.$1.44) as a result of the price increases implemented during the quarter and a favorable product mix.

During the second quarter of 2004, CSD sales volume in our Brazilian territories increased 4.6% compared with the same period of 2003, driven by 9.6% growth in the cola segment. This is the first quarter that CSD volumes increased year over year since the Company took over the Brazilian operations. Higher sales volume as percentage of total sales, through the traditional channel, which is more profitable, combined with better revenue and packaging management per channel and a strong focus on brand Coca-Cola, contributed to this result.

Income from Operations

During the second quarter of 2004, our gross profit totaled Ps.370.1 million; the resulting 37.8% margin reflected savings achieved from the closure of a manufacturing facility and lower sweetener costs. Our operating expenses in absolute terms decreased from the first quarter of this year as a result of better practices, including taking over previously outsourced services and implementing several cost-cutting strategies. Our second-quarter operating income was Ps.58.9 million, resulting in a 6.0% operating income margin.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures from our Argentine operations were not affected by the Panamco acquisition and, therefore, are fully comparable with previous periods.

Revenues

In Argentina, our total revenues reached Ps.541.8 million, an 18.7% increase over the second quarter of 2003, and our average price per unit case grew 2.3% to Ps.16.59 (U.S.$1.44) as a result of price increases implemented during the quarter.

In the second quarter of 2004, total sales volume in our Argentine territory reached 31.4 MUC, a 15.9% increase over the same period of 2003, mainly driven by brand Coca-Cola and Coca-Cola Light, which represented more than 45% of our total growth, and our increased sales volume of returnable presentations, which accounted for 27.4% of our total volume compared with 24.6% for same period of 2003.

Income from Operations

Our gross profit as a percentage of total revenues increased 450 basis points, from 34.6% in the second quarter of 2003 to 39.1% in the second quarter of 2004. This improvement was mainly the result of a favorable shift in our packaging mix to returnable presentations and lower sweetener costs as compared with the second quarter of 2003.

In Argentina, our operating expenses as a percentage of total revenues decreased 510 basis points, from 31.0% in the second quarter of 2003 to 25.9% in the second quarter of 2004. This improvement resulted from higher fixed-cost absorption due to a 15.9% increase in sales volume. During the second quarter of 2004, operating income in our Argentine territories was Ps.71.3 million, and our operating income margin grew to 13.2%, an increase of 960 basis points compared with the second quarter of 2003.

SUMMARY OF SIX-MONTH RESULTS

For the six months ended June 30, 2004, our consolidated sales volume reached 895.2 MUC. The volume decline in our Mexican, Colombian and Brazilian operations was offset by volume growth in the rest of our territories during the first six months of the year.

During the first six months of 2004, our total revenues reached Ps.21,642.5 million, which resulted in a consolidated average unit price per case of Ps.24.04 (U.S.$2.09). Our gross margin as a percentage of total revenues was 48.7% for the first six months of 2004. And our consolidated operating income was Ps.3,331.1 million, 15.4% of our total revenues during the first six months of 2004.

Our consolidated net income before extraordinary items totaled Ps.1,426.2 million for the first six months of 2004, resulting in an EPS of Ps.0.773 (U.S.$0.671 per ADS) computed on the basis of 1,846 million shares outstanding. Majority net income was Ps.2,601.2 million, resulting in an EPS of Ps.1.41 (U.S.$1.22 per ADS).

RECENT DEVELOPMENTS

  In May 2004, we obtained a favorable final ruling from a Mexican federal court allowing us to deduct losses in the amount of Ps.3,049.0 million arising from a sale of shares during 2002. As a result of the ruling, we expect to recover approximately Ps.1,330.3 million, which increased our consolidated net income by Ps.1,258.5 million. More than 85% of this increase will be in the form of a cash reimbursement and the balance will be in the form of a tax deduction.

  In June 2004, a group of Brazilian investors, among them Mr. José Luis Cutrale, a recently appointed member of our board of directors, made a capital contribution to our Brazilian operations in exchange for a 16.9% equity stake in these operations. Mr. Cutrale is a Brazilian entrepreneur with extensive experience in the Brazilian consumer products industry and an international producer of fruit juices, with customers around the world, including The Minute Maid Company, a division of The Coca-Cola Company.

CONFERENCE CALL INFORMATION

        Our second-quarter 2004 Conference Call will be held on: July 28, 2004, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-396-2383 and International: 617-847-8711. We invite investors to listen to the live audiocast of the conference call at the Company's website, www.cocacola-femsa.com.mx

If you are unable to participate live, an instant replay of the conference call will be available through August 6, 2004. To listen to the replay please dial: Domestic U.S.: 888- 286-8010 or International: 617-801-6888. Pass code: 98344233.

• • •

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 32 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

• • •

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (“Mexican GAAP”). All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2004. For comparison purposes, 2003 and 2004 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the second quarter of 2004, which ended on June 31, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control that could materially impact the Company’s actual performance.

References herein to “U.S.$” are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

• • •

(7 pages of tables to follow)

Consolidated Balance Sheet Expressed in million of Mexican pesos with purchasing power as of June 30, 2004

Assets	Jun-04		Dec-03

Current Assets
Cash and cash equivalents	Ps.	2,389	Ps.	2,874

Total accounts receivable		2,819		2,967

Inventories		2,427		2,257
Prepaid expenses		191		208

Total current assets		7,826		8,306

Property, plant and equipment
Property, plant and equipment		28,617		28,337
Accumulated depreciation		(11,491)		(10,935)
Bottles and cases		946		992

Total property, plant and equipment, net		18,072		18,394

Investment in shares		515		525
Deferred charges, net		1,269		1,364
Intangibles		34,594		34,270

Total Assets	Ps.	62,276	Ps.	62,859

Liabilities and Stockholders' Equity	Jun-04		Dec-03

Current Liabilities
Short-term bank loans and notes	Ps.	1,794	Ps.	3,051
Interest payable		381		381
Suppliers		3,503		3,494
Other current liabilities		2,421		2,795

Total Current Liabilities		8,099		9,721

Long-term bank loans		24,898		26,515
Pension plan and seniority premium		608		617
Other liabilities		2,403		2,618

Total Liabilities		36,008		39,471

Stockholders' Equity
Minority interest		649		167
Majority interest:
Capital stock		2,699		2,699
Additional paid in capital		11,546		11,546
Retained earnings of prior years		11,633		9,764
Net income for the period		2,601		2,391
Cumulative results of holding non-monetary assets		(2,859)		(3,178)

Total majority interest		25,620		23,222

Total stockholders' equity		26,269		23,389

Total Liabilities and Equity	Ps.	62,277	Ps.	62,860

Consolidated Income Statement Expressed in million of Mexican pesos(1) with purchasing power as of June 30. 2004

	2Q04	2Q03(2)	YTD04	YTD03(2)

Sales Volume(millions unit cases)	454.5	365.7	895.2	515.9
Average price per unit case	24.26	25.70	24.04	26.58

Net revenues	11,026.5	9,398.7	21,522.5	13,711.1
Other operating revenues	47.5	63.4	120.0	117.0

Total revenues	11,074.0	9,462.1	21,642.5	13,828.1
Cost of sales	5,648.9	4,770.8	11,110.7	6,877.0

Gross profit	5,425.1	4,691.3	10,531.8	6,951.1

Administrative expenses	662.6	584.2	1,271.2	928.6
Selling expenses	3,014.0	2,270.0	5,929.5	3,145.3

Operating expenses	3,676.6	2,854.2	7,200.7	4,073.9

Operating income	1,748.5	1,837.1	3,331.1	2,877.2

Interest expense	634.2	395.7	1,213.9	494.9
Interest income	41.3	65.4	74.5	132.7
Interest expense, net	592.9	330.3	1,139.4	362.2
Foreign exchange loss (gain)	259.6	958.7	203.6	978.5
Loss (gain) on monetary position	(38.9)	(24.2)	(504.4)	(6.9)

Integral cost of financing	813.6	1,264.8	838.6	1,333.8
Other (income) expenses, net	73.1	48.7	138.9	106.7

Income before taxes	861.8	523.6	2,353.6	1,436.7
Taxes	312.8	126.5	927.4	548.5

Consolidated net income before ext. items	549.0	397.1	1,426.2	888.2
Extraordinary items	1,175.0	-	1,175.0	-

Consolidated net income	1,724.0	397.1	2,601.2	888.2

Majority net income	1,724.0	397.1	2,601.2	877.8

Minority net income	-	-	-	10.4

Non-cash items (2)	581.9	490.00	1,160.8	707.1

(1)	Except volume and average price per unit case figures.
(2)	Includes two months from our new territories acquired from Panamco.
(3)	Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Mexican operations Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2004

	2Q 04	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	257.0		485.2
Average price per unit case	25.98		26.24

Net revenues	6,676.1		12,731.9
Other operating revenues	33.7		79.4

Total revenues	6,709.8	100.0%	12,811.3	100.0%
Cost of sales	3,155.4	47.0%	6,022.5	47.0%

Gross profit	3,554.4	53.0%	6,788.8	53.0%

Administrative expenses	401.5	6.0%	755.8	5.9%
Selling expenses	1,784.7	26.6%	3,482.2	27.2%

Operating expenses	2,186.2	32.6%	4,238.0	33.1%

Operating income	1,368.2	20.4%	2,550.8	19.9%

Non-cash items (2)	325.3	4.8%	664.5	5.2%

(1)	Except volume and average price per unit case figures.
(2)	Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Central American operations Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2004

	2Q 04	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	26.8		53.3
Average price per unit case	32.26		32.42

Net revenues	864.7		1,728.2
Other operating revenues	1.6		5.3

Total revenues	866.3	100.0%	1,733.5	100.0%
Cost of sales	434.8	50.2%	887.5	51.2%

Gross profit	431.5	49.8%	846.0	48.8%

Administrative expenses	68.9	8.0%	131.8	7.6%
Selling expenses	278.1	32.1%	521.8	30.1%

Operating expenses	347.0	40.1%	653.6	37.7%

Operating income	84.5	9.8%	192.4	11.1%

Non-cash items (2)	78.9	9.1%	137.9	8.0%

(1)	Except volume and average price per unit case figures.
(2)	Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Colombian operations Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2004

	2Q 04	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	40.0		81.5
Average price per unit case	22.05		21.60

Net revenues	881.8		1,760.6
Other operating revenues	-		-

Total revenues	881.8	100.0%	1,760.6	100.0%
Cost of sales	476.2	54.0%	957.3	54.4%

Gross profit	405.6	46.0%	803.3	45.6%

Administrative expenses	46.6	5.3%	96.4	5.5%
Selling expenses	271.9	30.8%	582.4	33.1%

Operating expenses	318.5	36.1%	678.8	38.6%

Operating income	87.1	9.9%	124.5	7.1%

Non-cash items (2)	73.1	8.3%	142.5	8.1%

(1)	Except volume and average price per unit case figures.
(2)	Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Venezuelan operations Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2004

	2Q 04	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	40.6		81.5
Average price per unit case	27.22		26.49

Net revenues	1,105.3		2,159.2
Other operating revenues	0.5		1.0

Total revenues	1,105.8	100.0%	2,160.2	100.0%
Cost of sales	639.3	57.8%	1,272.7	58.9%

Gross profit	466.5	42.2%	887.5	41.1%

Administrative expenses	65.4	5.9%	122.8	5.7%
Selling expenses	322.4	29.2%	615.5	28.5%

Operating expenses	387.8	35.1%	738.3	34.2%

Operating income	78.7	7.1%	149.2	6.9%

Non-cash items (2)	53.4	4.8%	113.6	5.3%

(1)	Except volume and average price per unit case figures.
(2)	Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Brazilian operations Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2004

	2Q 04	% Rev	YTD 04	% Rev

Sales Volume(millions unit cases)	58.7		125.2
Average price per unit case	16.62		16.15

Net revenues	975.4		2,021.9
Other operating revenues	4.8		7.3

Total revenues	980.2	100.0%	2,029.2	100.0%
Cost of sales	610.1	62.2%	1,255.0	61.8%

Gross profit	370.1	37.8%	774.2	38.2%

Administrative expenses	71.6	7.3%	154.9	7.6%
Selling expenses	239.6	24.4%	483.0	23.8%

Operating expenses	311.2	31.7%	637.9	31.4%

Operating income	58.9	6.0%	136.3	6.7%

Non-cash items (2)	20.2	2.1%	40.1	2.0%

(1)	Except volume and average price per unit case figures.
(2)	Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Argentine operations Expressed in million of Mexican pesos(1) with purchasing power as of June 30, 2004

	2Q 04	% Rev	2 Q03	% Rev	YTD 04	% Rev	YTD 03	% Rev

Sales Volume(millions unit cases)	31.4		27.1		68.5		58.7
Average price per unit case	16.59		16.24		16.36		16.05

Net revenues	520.9		440.1		1,120.7		942.0
Other operating revenues	20.9		16.4		54.8		52.7

Total revenues	541.8	100.0%	456.5	100.0%	1,175.5	100.0%	994.7	100.0%
Cost of sales	330.2	60.9%	298.4	65.4%	715.8	60.9%	649.3	65.3%

Gross profit	211.6	39.1%	158.1	34.6%	459.7	39.1%	345.4	34.7%

Administrative expenses	23.1	4.3%	28.8	6.3%	37.2	3.2%	59.2	6.0%
Selling expenses	117.2	21.6%	112.9	24.7%	244.5	20.8%	227.7	22.9%

Operating expenses	140.3	25.9%	141.7	31.0%	281.7	24.0%	286.9	28.8%

Operating income	71.3	13.2%	16.4	3.6%	178.0	15.1%	58.5	5.9%

Non-cash items (2)	31.0	5.7%	45.6	10.0%	62.1	5.3%	92.4	9.3%

(1)	Except volume and average price per unit case figures.
(2)	Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

SELECTED INFORMATION

For the three months ended June 30, 2004

Expressed in million Mexican pesos as of June 30, 2004

	2Q 2003		2Q 2004

Capex	528.4	Capex	296.3

Depreciation	259.8	Depreciation	297.7

Amortization & Others	230.2	Amortization & Others	284.2

VOLUME (MUC)
Expressed in million unit cases

	2Q 2003						2Q 2004

	Colas	Flavors	Water	Beer	Others	Total	Colas	Flavors	Water	Beer	Others	Total

Mexico (1)	159.0	49.4	63.2	0.0	1.8	273.4	153.4	51.4	50.8	0.0	1.4	257.0
Central America	18.3	6.6	1.1	0.0	0.5	26.5	18.5	6.8	1.1	0.0	0.4	26.8
Colombia	25.2	9.1	6.4	0.0	0.1	40.8	26.3	8.3	5.3	0.0	0.1	40.0
Venezuela	21.6	11.1	3.0	0.0	2.1	37.8	21.5	13.1	3.6	0.0	2.4	40.6
Brazil	30.3	13.6	2.2	10.5	0.3	56.9	33.2	12.7	2.5	9.9	0.4	58.7
Argentina	19.7	7.0	0.3	0.0	0.1	27.1	21.6	9.3	0.3	0.0	0.2	31.4

Total	274.1	96.8	76.2	10.5	4.9	462.5	274.5	101.6	63.6	9.9	4.9	454.5

(1)	Water volume includes 3.2 MUC and 2.7 MUC of Ciel 5.0 Lt presentation in 2Q2003 and 2Q2004, respectively.

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	2Q 2003				2Q 2004

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.5	54.0	1.2	17.3	28.3	55.7	1.3	14.7
Central America	50.2	44.5	5.3	-	49.5	46.1	4.4	-
Colombia	54.2	35.8	3.1	6.9	51.3	38.8	3.5	6.4
Venezuela	37.3	56.8	2.7	3.2	31.1	61.9	2.8	4.2
Brazil	12.9	82.5	4.6	-	11.5	85.1	3.4	-

Argentina	24.6	71.2	4.2	-	27.4	68.8	3.8	-

For the six months ended June 30, 2004

Expressed in million Mexican pesos as of June 30, 2004

	1H 2003		1H 2004

Capex	892.7	Capex	704.4

Depreciation	385.9	Depreciation	610.5

Amortization & Others	321.2	Amortization & Others	550.3

VOLUME (MUC)
Expressed in million unit cases

	1H 2003						1H 2004

	Colas	Flavors	Water	Beer	Others	Total	Colas	Flavors	Water	Beer	Others	Total

Mexico (1)	292.4	92.5	113.4	0.0	3.3	501.6	292.4	95.3	95.2	0.0	2.3	485.2
Central America	34.9	13.0	2.2	0.0	1.0	51.1	36.5	13.7	2.3	0.0	0.8	53.3
Colombia	52.3	18.7	13.9	0.0	0.1	85.0	52.8	17.2	11.2	0.0	0.3	81.5
Venezuela	38.1	19.0	5.4	0.0	3.5	66.0	44.3	25.1	7.2	0.0	4.9	81.5
Brazil	67.5	32.1	5.1	22.2	0.9	127.8	70.3	27.6	5.7	20.8	0.8	125.2
Argentina	41.8	16.0	0.7	0.0	0.2	58.7	46.9	20.8	0.6	0.0	0.2	68.5

Total	527.0	191.3	140.7	22.2	9.0	890.2	543.2	199.7	122.2	20.8	9.3	895.2

(1)	Water volume includes 6.3 MUC and 4.8 MUC of Ciel 5.0 Lt presentation in 2Q2003 and 2Q2004, respectively.

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	1H 2003				1H 2004

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	27.3	54.4	1.3	17.0	28.5	55.5	1.3	14.7
Central America	50.0	44.4	5.6	-	50.1	45.5	4.4	-
Colombia	53.2	36.6	2.9	7.3	52.3	37.8	3.3	6.6
Venezuela	35.7	58.5	2.6	3.2	31.6	61.5	2.7	4.2
Brazil	11.7	84.2	4.1	-	10.8	86.1	3.1	-

Argentina	23.7	72.3	4.0	-	27.5	68.9	3.6	-

June 2004
Macroeconomic Information

	LTM	Inflation YTD	2Q	Foreign Exchange Rate (Per US Dollar) *

Mexico	4.37%	1.63%	0.06%	11.51
Colombia	6.70%	5.22%	2.28%	2,699.58
Venezuela	22.34%	11.04%	4.41%	1,920.00
Brazil	5.51%	3.12%	1.37%	3.11
Argentina	4.89%	2.63%	1.81%	2.96

	* Figures as of June 30, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: July 28, 2004	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer